Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No.    )*

Epocrates, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29429D103

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 29429D103	13G	Page 2 of 16 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,819,017* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,819,017* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,017* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.54%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 29429D103	13G	Page 3 of 16 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Management Company V, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,819,017* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,819,017* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,819,017* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.54%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	All of these shares are directly held by Draper Fisher Jurvetson Fund V, L.P.

CUSIP NUMBER 29429D103	13G	Page 4 of 16 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners V, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 147,486 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 147,486 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,486 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.61%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 29429D103	13G	Page 5 of 16 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 225,660* (See Items 2 and 4)
	6.	Shared Voting Power 1,966,503** (See Items 2 and 4)
	7.	Sole Dispositive Power 225,660* (See Items 2 and 4)
	8.	Shared Dispositive Power 1,966,503** (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,192,163** (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.08%
12.	Type of Reporting Person (see Instructions) IN

*	These shares are directly held by The Timothy Cook Draper 2010 Annuity Trust (“Draper Annuity Trust”). Mr. Draper is the trustee of the Draper Annuity Trust and has sole investment and voting power.
**	Of these shares, 1,819,017 shares are directly held by Draper Fisher Jurvetson Fund V, L.P. and 147,486 shares are directly held by Draper Fisher Jurvetson Partners V, LLC.

CUSIP NUMBER 29429D103	13G	Page 6 of 16 Pages

1.	Names of Reporting Persons The Timothy Cook Draper 2010 Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 225,660 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 225,660 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,660 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.94%
12.	Type of Reporting Person (see Instructions) OO (Trust)

CUSIP NUMBER 29429D103	13G	Page 7 of 16 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,966,503* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,966,503* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,966,503* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.15%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,819,017 shares are directly held by Draper Fisher Jurvetson Fund V, L.P. and 147,486 shares are directly held by Draper Fisher Jurvetson Partners V, LLC.

CUSIP NUMBER 29429D103	13G	Page 8 of 16 Pages

1.	Names of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,966,503* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,966,503* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,966,503* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.15%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,819,017 shares are directly held by Draper Fisher Jurvetson Fund V, L.P. and 147,486 shares are directly held by Draper Fisher Jurvetson Partners V, LLC.

CUSIP NUMBER 29429D103	13G	Page 9 of 16 Pages

Item 1(a) Name of Issuer: Epocrates, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

1100 Park Place, Suite 300

San Mateo, CA 94403

Item 2. This Schedule 13G is filed on behalf of (i) Draper Fisher Jurvetson Fund V, L.P., a California limited partnership, (ii) Draper Fisher Jurvetson Management Company V, LLC, a California limited liability company, (iii) Draper Fisher Jurvetson Partners V, LLC, a California limited liability company, (iv) Timothy C. Draper, a United States citizen (“Draper”), (v) The Timothy Cook Draper 2010 Annuity Trust, a trust formed under the laws of the State of California (the “Draper Trust”), (vi) John H. N. Fisher, a United States citizen (“Fisher”) and (vii) Stephen T. Jurvetson, a United States citizen (“Jurvetson”).

Relationships

(1) Draper Fisher Jurvetson Fund V, L.P. (“Fund V”), is a California limited partnership. Messrs. Draper, Fisher and Jurvetson are the Managing Directors of Draper Fisher Jurvetson Management Company V, LLC, the general partner of Fund V. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(2) Draper Fisher Jurvetson Management Company V, LLC (“General Partner”). Messrs. Draper, Fisher and Jurvetson are Managing Members of the General Partner, that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(3) Draper Fisher Jurvetson Partners V, LLC (“Partners Fund LLC”) is a side-by-side fund of Fund V. The managing members of Partners Fund LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners Fund LLC securities are made automatically in conjunction with decisions by Fund V. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(4) The Draper Trust is a trust formed under the laws of the State of California. Mr. Draper, is co-trustee of the Draper Trust.

Item 2(a)     Name of person filing:

Draper Fisher Jurvetson Fund V, L.P.

Draper Fisher Jurvetson Management Company V, LLC

Draper Fisher Jurvetson Partners V, LLC

Timothy C. Draper

The Timothy Cook Draper 2010 Annuity Trust

John H. N. Fisher

Stephen T. Jurvetson

CUSIP NUMBER 29429D103	13G	Page 10 of 16 Pages

Item 2(b)     Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(c)     Citizenship:

Draper Fisher Jurvetson Fund V, L.P.	California
Draper Fisher Jurvetson Management Company V, LLC	California
Draper Fisher Jurvetson Partners V, LLC	California
Timothy C. Draper	United States
The Timothy Cook Draper 2010 Annuity Trust	California
John H. N. Fisher	United States
Stephen T. Jurvetson	United States

Item 2(d)     Title of class of securities: Common Stock, par value $0.001 per share.

The Issuer registered its Common Stock on its S-1 Registration Statement filed with the SEC on July 16, 2010. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e)     CUSIP No.: 29429D103

Item 3.     If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP NUMBER 29429D103	13G	Page 11 of 16 Pages

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund V, L.P.

A.	Amount Beneficially owned: 1,819,017
B.	Percent of Class: 7.54%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 1,819,017
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 1,819,017

Draper Fisher Jurvetson Management Company V, LLC

A.	Amount Beneficially owned: 1,819,017
B.	Percent of Class: 7.54%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 1,819,017
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 1,819,017

Draper Fisher Jurvetson Partners V, LLC

A.	Amount Beneficially owned: 147,486
B.	Percent of Class: 0.61%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 147,486
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 147,486

CUSIP NUMBER 29429D103	13G	Page 12 of 16 Pages

Timothy C. Draper

A.	Amount Beneficially owned: 2,192,163
B.	Percent of Class: 9.08%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 225,660
2.	shared power to vote or to direct the vote: 1,966,503
3.	sole power to dispose or to direct the disposition of: 225,660
4.	shared power to dispose or to direct the disposition of: 1,966,503

The Timothy Cook Draper 2010 Annuity Trust

A.	Amount Beneficially owned: 225,660
B.	Percent of Class: 0.94%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 225,660
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 225,660

John H. N. Fisher

A.	Amount Beneficially owned: 1,966,503
B.	Percent of Class: 8.15%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 1,966,503
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 1,966,503

Stephen T. Jurvetson

A.	Amount Beneficially owned: 1,966,503
B.	Percent of Class: 8.15%
C.	Number of shares owned to which such person has:
1.	sole power to vote or to direct the vote: 0
2.	shared power to vote or to direct the vote: 1,966,503
3.	sole power to dispose or to direct the disposition of: 0
4.	shared power to dispose or to direct the disposition of: 1,966,503

CUSIP NUMBER 29429D103	13G	Page 13 of 16 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NUMBER 29429D103	13G	Page 14 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

Draper Fisher Jurvetson Fund V, L.P.
By: Draper Fisher Jurvetson Management Company V, LLC (its General Partner)

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson Management Company V, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Director

Draper Fisher Jurvetson Partners V, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper Timothy C. Draper

CUSIP NUMBER 29429D103	13G	Page 15 of 16 Pages

The Timothy Cook Draper 2010 Annuity Trust

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Trustee

/s/ John H. N. Fisher John H. N. Fisher

/s/ Stephen T. Jurvetson Stephen T. Jurvetson

CUSIP NUMBER 29429D103	13G	Page 16 of 16 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith